Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip delivers consistent strong growth in a seasonally slow quarter Q2 FY25 Revenue up 26.5%2 YoY

National, October 23, 2024 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal second quarter ended September 30, 2024 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q2 FY25

	Q2 FY25 ($ Million)	Q2 FY24 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,257.2	1,839.7	24.3%
Revenue as per IFRS	211.0	168.7	26.5%
Adjusted Margin[1]
Air Ticketing	96.0	80.3	21.1%
Hotels and Packages	90.7	75.7	21.4%
Bus Ticketing	27.1	21.8	25.6%
Others	16.4	11.0	51.0%
Results from Operating Activities	26.1	6.7
Adjusted Operating Profit[1] (also referred to as Adjusted EBIT)[3]	37.5	28.2
Profit for the period	17.9	2.0

•
Revenue as per IFRS grew by 26.5% YoY in constant currency2 to $211.0 million in Q2 FY25 from $168.7 million in Q2 FY24.
•
Adjusted Operating Profit1 registered growth of 32.9% YoY and reached $37.5 million in Q2 FY25 compared to $28.2 million in Q2 FY24.
•
Profit for Q2 FY25 was $17.9 million, compared to $2.0 million in Q2 FY24.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“We are pleased to have achieved sustained growth in a seasonally slow quarter. Our unwavering focus on innovation, powered by advanced technology to deliver a differentiated customer experience, has been a key driver of this progress. We continue to be positive about the long-term outlook of India’s travel and tourism market and stay committed to further accelerating efforts to expand our supply partnerships and deepen engagement with our customers.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures, and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit is commonly referred to among investors and analysts in India as Adjusted EBIT.